EXHIBIT 99.1

Gildan Activewear Publishes Investor Presentation for 2024 Annual Meeting

-	Board Urges Shareholders to Vote “FOR” ALL of Gildan’s Recommended Qualified and Experienced Director Nominees on the BLUE Proxy Card
-	Vote Today! For questions or help with voting, call 1-888-518-6813 (toll free in North America), text or call 437-561-5012, email contactus@kingsdaleadvisors.com or visit www.futureofgildan.com

Montreal, May 13, 2024 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced that it has published an investor presentation, entitled “Successfully Driving Long-Term Value for All Shareholders”, in connection with its upcoming 2024 Annual Meeting of Shareholders (the “2024 Annual Meeting”) to be held on May 28, 2024. The investor presentation will be available at http://www.futureofgildan.com and on the Company’s 2024 Annual Meeting page.

Key highlights of the presentation include the following:

•	Why the refreshed Board is excited about Gildan’s future:
o	Gildan is an industry-leading company with a strategic moat around its business – given its competitive position and advantageous cost structure, the company should be a winner.
o	Gildan has a clear path to value creation through EBITDA expansion as delivered through its Gildan Sustainable Growth (GSG) strategy, based on its key pillars of Growth, Innovation, and ESG.
o	Gildan has a strong leader in Vince Tyra and a strong management team in place that can deliver value creation for all shareholders through the execution of his enhanced GSG plan.
o	Gildan’s recently refreshed board is highly collaborative and will work collegially and constructively to oversee management’s delivery of the GSG plan and will hold management accountable.
o	Gildan’s recently refreshed board excels at creating alignment, which will resolve the current alignment problem between the legacy board, management, and a group of shareholders being instigated by an opportunistic activist.

•	Gildan’s newly refreshed Board contains the right mix of fresh perspectives, historical continuity, and investor input.
o	Gildan recommends the election of five newly-appointed independent directors, four incumbent independent directors, and two independent director nominees from the dissident’s slate – all with the necessary experience, expertise, and skills needed to maximize Gildan’s full potential and mitigate further disruption.
1

o	The newly constituted Board is the result of a thorough, deliberate process that was rooted in extensive shareholder engagement, having held 87 meetings, including across Gildan’s 25 top shareholders and those who Browning West has deemed as supportive.

•	Glenn Chamandy is no longer the CEO that Gildan needs and there was a clear case for change in 2023 after he irreparably broke the trust of Gildan’s Board.
o	It became apparent to the Board as early as in 2021 that it was time to prepare for a Gildan without Mr. Chamandy. The Board discussed succession planning with Mr. Chamandy for many years. Mr. Chamandy himself agreed that change was needed when he told the Board in 2021 that he would retire in 3-5 years. Despite this, Mr. Chamandy sabotaged the process when it came time to execute on the succession plan.
o	The case for change in 2023 was clear:
•	Mr. Chamandy was gradually more disengaged in Gildan’s business, averaging only 4 days in the office per month in the six months prior to his termination and sending out no more than a handful of work-related emails each day.
•	Mr. Chamandy was distracted by outside personal pursuits including the development a luxury golf resort in Barbados.
•	Mr. Chamandy never visited Gildan’s newest manufacturing plant in Bangladesh, a major investment for the company.
•	Mr. Chamandy held few senior management meetings.
•	Mr. Chamandy failed to govern himself in accordance with acceptable standards of behavior for a chief executive, such as recording a private and confidential phone call with former Chair Donald Berg, without Mr. Berg’s knowledge.
•	Instead of putting forward a compelling strategy, Mr. Chamandy attempted to entrench himself by giving the Board an ultimatum: approve a high-risk multi-billion-dollar acquisition strategy predicated on guaranteeing his role as CEO for several more years to oversee its integration, or he would leave the Company immediately and sell his shares.
•	Gildan’s business was losing momentum, growth was stalled, and share price performance had been stagnating for the past ~10 years.
o	While the Board was focused on an orderly transition, Mr. Chamandy’s sabotage of an agreed succession plan and his insistence of a risky and dilutive multi-billion-dollar acquisitions strategy left the Board with no choice but to terminate him.
o	As he left, he also violated company polices related to the safeguarding of corporate information by wiping data from his Gildan communication devices.

•	Vince Tyra is exactly the right CEO to scale Gildan in an increasingly complex and fiercely competitive global environment.
o	The Board undertook a robust and structured CEO succession planning process and at the conclusion of this process selected Vince Tyra as CEO.
o	Few people have had the opportunity to demonstrate their leadership skills across such an impressive range of industries and managerial challenges as Vince Tyra. The throughline of Vince’s career is using his financial acumen, sound management and ability to build teams and
2

motivate people around a shared strategy and vision to improve the companies and organizations he has led.

•	Houchens Industries: As Senior Vice-President of Corporate Strategy and M&A, Vince led the strategic growth of this $4 billion revenue employee-owned holding company through investments in sectors including consumer products and retail.
•	University of Louisville: In perhaps the most challenging turnaround of his career, Vince fixed the scandal-plagued Athletics Program at the NCAA powerhouse. Under his leadership, Vince established a new culture of excellence and compliance while rebuilding the sports program.
•	Southfield Capital: As an Operating Partner and Investment Committee Member at Southfield, Vince helped achieve industry leading returns by positively impacting many portfolio companies in various leadership positions. At Southfield, Vince’s portfolio produced strong returns, with an internal rate of return of 27% and a multiple of invested capital of 3.2x.
•	Broder Bros.: As CEO of Broder, Vince spearheaded a successful series of acquisitions, including Alpha Shirts – later named Alphabroder, tripling EBITDA – the basis for value creation at private equity firms. Under Vince’s leadership, Broder successfully executed Bain Capital’s levered roll-up strategy and transformed itself into the market leader.
•	Fruit of the Loom: Vince joined Fruit of the Loom from 1997 to 2000 where the board of directors promoted him to President during a tumultuous time where he developed and implemented a successful restructuring plan ahead of its eventual sale to Berkshire Hathaway.
•	In addition, Vince invested in and grew his own activewear business early in his career, while utilizing Gildan as a key supplier.
•	Vince has served on the board of directors at 10 companies and stepped in as interim CEO at three companies.
o	Vince hit the ground running in his role as President & CEO of Gildan and has prioritized consistent engagement with the various stakeholders of Gildan, including:
•	Visiting 18 offices and manufacturing sites to get immersed in Gildan’s processes and cultures,
•	Attending various trade shows to reinforce his presence and reconnect with customers,
•	Holding town halls and interacting with approximately 94% of Gildan’s global leadership base as well as over 2,000 employees to create a two-way dialogue,
•	Kicking off dialogue with major partners to better understand challenges and opportunities, and
•	Putting forward an enhanced GSG strategy that reflects the input of shareholders and leverages Gildan’s manufacturing strength by growing its commercial capability.
o	After Mr. Chamandy’s termination, the Board retained renowned independent corporate governance expert, Dr. Richard Leblanc to evaluate Gildan’s CEO succession planning process. His report concluded that the Board took a series of “reasonable steps” that would be expected of a Canadian public company board. Among his key findings, Leblanc stated: “Based
3

on my review, it is my opinion that the Board acted in a manner consistent with prevailing standards of corporate governance for CEO succession planning, and the duties and obligations owed by directors to Gildan, during the time from May 2021 to the letter of termination of the former CEO, dated December 10, 2023.”

•	Gildan has a thoughtful, long-term plan in place and is successfully executing its strategic priorities. Conversely, Browning West and Glenn Chamandy’s plan puts shareholders at risk.
o	The Company’s enhanced GSG strategy, which reflects feedback received from shareholders and their desire for us to continue sustainably growing Gildan is an actionable, realistic plan that enables the Company to leverage its strengths and accelerate value creation for shareholders and other stakeholders.
o	Unlike Gildan’s thoughtful plan, Browning West and Mr. Chamandy’s strategy is an unrealistic “marketing” plan fueled by improbable operating projections with the sole purpose of gaining votes and winning the proxy fight. Further, Mr. Chamandy’s strategy has recently evolved into a “bait and switch” strategy that lacks credibility and conviction. Mr. Chamandy’s plan which was presented to Gildan’s Board in October 2023 was a risky strategy with limited organic growth prospects and presented a value cap on Gildan without any acquisitions. Drastically, only 5 months later, Browning West and Mr. Chamandy’s new strategy has completely shifted to growing sales through market share gains and boosting short-term returns via aggressive and risky financial engineering – all with highly aggressive, unrealistic financial projections.

•	Browning West has and continues to repeatedly ignore Gildan’s good faith efforts to find common ground – and ultimately – a resolution for the benefit of all shareholders.
o	Gildan’s Board has attempted to engage Browning West on multiple occasions to end this costly, disruptive proxy fight and reach a settlement, but Browning West continues to refuse to engage constructively.
o	Browning West is solely focused on taking control of Gildan without paying a premium and is not acting in the best interests of all shareholders.

VOTE THE BLUE PROXY CARD TODAY

The Board urges all shareholders to protect their investment by voting “FOR” all the nominees recommended by Gildan– all ten of Gildan’s director nominees and as well as Karen Stuckey and J.P. Towner on the BLUE Proxy Card. We encourage shareholders to disregard any gold proxy card sent to you by Browning West. Only the latest dated proxy card will count at the 2024 Annual Meeting. As Gildan is using a “universal” proxy containing all the Gildan nominees as well as the other nominees proposed by Browning West, there is no need to use any other proxy regardless of how you propose to vote.

To view the presentation, or for more information about the 2024 Annual Meeting, please visit: www.futureofgildan.com. Shareholders who have any questions or need assistance voting may contact the Company’s proxy solicitor, Kingsdale Advisors, toll-free at 1-888-518-6813.

4

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and strategies to achieve these objectives. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2023 (“FY2023 MD&A”) for a discussion of the various factors that may affect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve, including the pricing and inflationary environment, and our ability to implement our growth strategies and plans, as well as those factors listed in the FY2023 MD&A under the “Risks and uncertainties” section and “Caution regarding forward-looking statements” sections. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by the forward-looking statements included in this press release.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

5

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company’s long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

Gildan Media Relations +1 514 343-8814 communications@gildan.com

6